February 24, 2014

Ms. Kathy Churko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:

Dunham Funds, File Nos. 333-147999, 811-22153

Dear Ms. Churko:

On January 9, 2014, you provided oral comments with respect to the Annual Report to Shareholders for the period ended October 31, 2012 for the Dunham Monthly Distribution Fund, Corporate/Government Bond Fund, High-Yield Bond Fund, Loss Averse Equity Income Fund, Appreciation & Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Focused Large Cap Growth Fund, Alternative Income Fund, International Stock Fund, Real Estate Stock Fund, Small Cap Value Fund, Small Cap Growth Fund and Emerging Markets Stock Fund, and the Annual Report for the period ended July 31, 2013 for the Dunham Alternative Strategy Fund (each a “Fund”), each a series of the Dunham Funds (the "Registrant").  Please find below the Registrant's responses to those comments, sorted by Fund, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Dunham Alternative Strategy Fund

1.

Comment.  In the Management’s Discussion of Fund Performance section of the Annual Report, insufficient detail was provided regarding how the strategies and techniques used throughout the period impacted the Fund’s performance.  In future annual reports please provide additional detail regarding the relevant strategies and techniques used that impacted the Fund’s performance.

Response. The Registrant believes that the disclosure complies with the requirements of Item 27(b)(7)(i) of Form N-1A.  However, the Registrant respects the staff’s view and will continue to focus on this requirement in future filings.

2.

Comment.  In the Fund’s Statement of Assets and Liabilities contained in the Annual Report, it appears that the items entitled “Payable to adviser” and “Payable to sub-adviser” show more than one month of advisory fees outstanding. Please confirm whether there was more than one month of fees outstanding for these two items, and if there were, explain the reason this occurred and when the payable outstanding was settled.

Response.  The Registrant confirms that each item is one month of advisory fees.

3.

Comment.  In the Fund’s Statement of Operations contained in the Annual Report, please explain what the item entitled “Non 12b-1 expense” represents.

Response.  The non 12b-1 expense is the sub-transfer agent and sub-accounting fees that are paid to omnibus platforms.  The services are not distribution related and therefore paid with non-12b-1 assets of the Funds.

4.

Comment.   In the Fee Table contained in the Fund’s prospectus dated November 1, 2013, please explain why the fees do not agree to the fees reported in the Fund’s Annual Report for the period ended July 31, 2013.

Response. The Fund was reorganized on February 25, 2013 pursuant to a tax-free reorganization of the Sherwood Forest Fund (the “Predecessor Fund”).  The financial statements for the period ended July 31, 2013 reflect expenses incurred by the Predecessor Fund.  As a result of the reorganization, the Registrant expected a change in the annual operating expenses because of the new service contracts and different fees.  Therefore the expenses were restated in accordance with Instruction 2.(d)(ii) and (iii) of Item 3 of Form N-1A.  The footnote explaining that the expenses are restated was inadvertently omitted. The recently filed prospectus, which will be effective February 28, 2014, reflects the actual fees incurred by the Fund during the October 31, 2013 fiscal year.

5.

Comment.  The Fund identifies itself as a non-diversified fund, but is operating as a diversified fund.  Be aware that under Allied Capital Corp., SEC No-Action Letter (Jan. 3, 1989), and section 8(b)(1)(E), 13(a)(1), and 13(a)(3), of the Investment Company Act of 1940, if the Fund has been diversified for longer than three (3) years, shareholder approval is needed to resume operating as a non-diversified fund. Please state the length of time the Fund has been operating as a diversified fund.

Response.  Since inception in February 25, 2013, the Fund has operated as a diversified Fund.  The Registrant is aware of the No-Action letter, is monitoring the Fund’s status, and reports to Board of Trustees quarterly on this issue.

6.

Comment.  Please confirm that the Expense Limitation Agreement with Market Concepts, LLC has terminated and that Market Concepts, LLC has no rights to recoup previously waived fees.

Response. The Registrant so confirms.

Dunham Monthly Distribution Fund

7.

Comment.  In the Management’s Discussion of Fund Performance section of the Annual Report, insufficient detail was provided regarding the how the use of derivatives impacted the Fund’s performance.  In future annual reports please provide additional detail regarding how the use of derivatives impacted the Fund’s performance.

Response The Registrant believes that the disclosure complies with the requirements of Item 27(b)(7)(i) of Form N-1A.  However, the Registrant respects the staff’s view and will continue to focus on this requirement in future filings.

8.

Comment.  The Staff notes that the Fund holds total return swap contracts. When a fund engages in total return swaps, it must set aside an appropriate amount of segregated assets under Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Concept Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response.

The Registrant utilizes a segregated account with the custodian for collateral covering the swaps.  The Registrant is aware that future guidance may be forthcoming and intends to comply with any future guidance.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings,

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Chris Moore at (614) 469-3266.

Sincerely,

/s/ Christopher Moore

Christopher Moore